UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432

B1636FFB Olivos, Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Arcos Dorados Holdings Inc. Consolidated Financial Statements as of March 31, 2016 and December 31, 2015 and for the three-month periods ended March 31, 2016 and 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 4, 2016

Item 1

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements

As of March 31, 2016 and December 31, 2015 and for the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Arcos Dorados Holdings Inc.

Consolidated Statements of Income

 For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2016	2015
REVENUES
Sales by Company-operated restaurants	$631,013	$743,471
Revenues from franchised restaurants	27,501	31,587
Total revenues	658,514	775,058

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(228,018)	(259,461)
Payroll and employee benefits	(139,152)	(171,355)
Occupancy and other operating expenses	(175,709)	(205,939)
Royalty fees	(32,096)	(38,002)
Franchised restaurants – occupancy expenses	(12,596)	(15,226)
General and administrative expenses	(48,787)	(65,471)
Other operating income (expenses), net	19	(14,219)
Total operating costs and expenses	(636,339)	(769,673)
Operating income	22,175	5,385
Net interest expense	(14,259)	(16,324)
Gain (loss) from derivative instruments	7	(73)
Foreign currency exchange results	16,719	(23,698)
Other non-operating expenses, net	(174)	(46)
Income (loss) before income taxes	24,468	(34,756)
Income tax (expense) benefit	(8,342)	6,587
Net income (loss)	16,126	(28,169)
Less: Net income attributable to non-controlling interests	(62)	(64)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$16,064	$(28,233)

Earnings (loss) per share information:
Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.08	$(0.13)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.08	$(0.13)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statements of Comprehensive Income

 For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars

	2016	2015
Net income (loss)	$16,126	$(28,169)
Other comprehensive gain (loss), net of tax:
Foreign currency translation	13,424	(49,333)
Defined benefit pension plan:
Reclassification of net loss to consolidated statement of income	112	110
Defined benefit pension plan (net of $58 and $57 of income taxes for the three-month periods ended March 31, 2016 and 2015, respectively)	112	110
Cash flow hedges:
Net (loss) gain recognized in accumulated other comprehensive loss	(17,626)	11,006
Reclassification of net gain to consolidated statement of income	(3,184)	(7,750)
Cash flow hedges (net of $nil of income taxes)	(20,810)	3,256
Total other comprehensive loss	(7,274)	(45,967)
Comprehensive gain (loss)	8,852	(74,136)
Less: Comprehensive income attributable to non-controlling interests	(50)	(42)
Comprehensive gain (loss) attributable to Arcos Dorados Holdings Inc.	$8,802	$(74,178)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statements of Balance Sheet

As of March 31, 2016 and December 31, 2015

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of
	March 31, 2016	As of
	(Unaudited)	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$266,135	$112,519
Accounts and notes receivable, net	60,721	63,348
Other receivables	32,146	35,629
Inventories	45,283	44,641
Prepaid expenses and other current assets	120,317	110,808
Deferred income taxes	12,811	12,051
Total current assets	537,413	378,996
Non-current assets
Miscellaneous	69,437	62,524
Collateral deposits	5,325	5,325
Property and equipment, net	846,542	833,357
Net intangible assets and goodwill	47,976	49,486
Deferred income taxes	80,029	63,321
Derivative instruments	5,283	6,741
McDonald’s Corporation’s indemnification for contingencies	3,861	3,452
Total non-current assets	1,058,453	1,024,206
Total assets	$1,595,866	$1,403,202
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$169,721	$187,685
Royalties payable to McDonald’s Corporation	11,797	14,834
Income taxes payable	42,478	28,581
Other taxes payable	58,421	69,006
Accrued payroll and other liabilities	107,141	93,112
Provision for contingencies	530	512
Interest payable	4,405	15,990
Short-term debt	-	2,500
Current portion of long-term debt	176,636	161,240
Derivative instruments	18,610	2,126
Deferred income taxes	1,818	1,728
Total current liabilities	591,557	577,314
Non-current liabilities
Accrued payroll and other liabilities	19,786	19,381
Provision for contingencies	22,211	20,066
Long-term debt, excluding current portion	657,411	491,327
Deferred income taxes	8,284	8,224
Total non-current liabilities	707,692	538,998
Total liabilities	1,299,249	1,116,312
Equity

Class A shares - no par value common stock; 420,000,000 shares authorized; 130,538,896 shares issued and outstanding	371,857	371,857
Class B shares - no par value common stock; 80,000,000 shares authorized, issued and outstanding	132,915	132,915
Additional paid-in capital	13,481	12,606
Retained earnings	209,222	193,158
Accumulated other comprehensive losses	(431,525)	(424,263)
Total Arcos Dorados Holdings Inc. shareholders’ equity	295,950	286,273
Non-controlling interests in subsidiaries	667	617
Total equity	296,617	286,890
Total liabilities and equity	$1,595,866	$1,403,202

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Condensed Consolidated Statements of Cash Flow

 For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars

	2016	2015
Operating activities
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$16,064	$(28,233)
Adjustments to reconcile net income (loss) attributable to Arcos Dorados Holdings Inc. to cash provided by operations:
Non-cash charges and credits:
Depreciation and amortization	25,187	27,696
Impairment of long-lived assets	—	7,804
Foreign currency exchange results	(16,337)	21,333
Others, net	(13,519)	(6,893)
Changes in assets and liabilities	(30,254)	(52,115)
Net cash used in operating activities	(18,859)	(30,408)
Investing activities
Property and equipment expenditures	(9,223)	(11,958)
Proceeds from sale of property and equipment and related prepayments	15,095	108
Proceeds from sale of restaurant businesses	4,015	—
Other investment activities	(585)	(106)
Net cash provided by (used in) investing activities	9,302	(11,956)
Financing activities
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	—	(12,509)
Proceeds from secured loan agreement	167,262	—
Purchase of 2016 Notes	(288)	—
Net short-term borrowings	(2,500)	10,559
Other financing activities	(4,960)	(2,118)
Net cash provided by (used in) financing activities	159,514	(4,068)
Effect of exchange rate changes on cash and cash equivalents	3,659	(20,710)
Increase (decrease) in cash and cash equivalents	153,616	(67,142)
Cash and cash equivalents at the beginning of the year	$112,519	$139,030
Cash and cash equivalents at the end of the period	$266,135	$71,888

Supplemental cash flow information:
Cash paid during the period for:
Interest	$25,866	$31,178
Income tax	9,647	3,407

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Statement of Changes in Equity

 For the three-month period ended March 31, 2016 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non- controlling interests	Total
	Number	Amount	Number	Amount
Balances at beginning of fiscal year	130,538,896	371,857	80,000,000	132,915	12,606	193,158	(424,263)	286,273	617	286,890
Net income for the period (Unaudited)	—	—	—	—	—	16,064	—	16,064	62	16,126
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(7,262)	(7,262)	(12)	(7,274)
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	875	—	—	875	—	875
Balances at end of period (Unaudited)	130,538,896	371,857	80,000,000	132,915	13,481	209,222	(431,525)	295,950	667	296,617

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Statement of Changes in Equity

 For the three-month period ended March 31, 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Total	Non- controlling interests	Total
	Number	Amount	Number	Amount
Balances at beginning of fiscal year	130,216,043	365,701	80,000,000	132,915	15,974	244,791	(302,467)	456,914	673	457,587
Net loss for the period (Unaudited)	—	—	—	—	—	(28,233)	—	(28,233)	64	(28,169)
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(45,945)	(45,945)	(22)	(45,967)
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—		—	—	1,007	—	—	1,007	—	1,007
Balances at end of period (Unaudited)	130,216,043	365,701	80,000,000	132,915	16,981	216,558	(348,412)	383,743	715	384,458

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.	Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has a 99.999% equity interest in Arcos Dorados Cooperatieve U.A., which has a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.	Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2015.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements.

The Company’s revenues are generally greater in the second half of the year. Although the impact on the Company’s results of operations is relatively small, this impact is due to increased consumption of the Company’s products during the winter and summer holiday seasons, affecting July and December, respectively (for the Southern hemisphere).

Operating results for the three-month period ended March 31, 2016 are not necessarily indicative of results that may be expected for any future periods.

Reclassifications

Certain reclassifications have been made from "Occupancy and other operating expenses" to "Payroll and employee benefits" in the Company´s consolidated statements of income, totaling $10,612; to the prior year information to conform to the current year presentation.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

2.	Basis of presentation and principles of consolidation (continued)

Reclassifications (continued)

According to the Accounting Standard Update 2015-03, debt issuance cost related to a recognized debt liability is required to be presented in the consolidated statements of balance sheets as a direct deduction from the corresponding debt liability rather than as an asset for the fiscal year beginning after December 15, 2015. As a result, certain reclassifications have been made from "Miscellaneous", included within "Non-current asset" amounting to $3,775 to "Current portion of long-term debt" and to "Long-term debt, excluding current portion", included within "Liabilities" in the Company´s consolidated balance sheets amounting to $359 and $3,416, respectively.

3.	Summary of significant accounting policies

There have been no material changes in the Company’s accounting policies disclosed in the notes to the consolidated annual financial statements as of December 31, 2015.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency translation

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheets date exchange rates, and revenues and expenses are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive losses” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than its functional currencies in its income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of the Company’s Venezuelan subsidiaries are remeasured as if their functional currencies were the reporting currency (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive losses” within shareholders’ equity.

See Note 13 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Recent accounting pronouncements

In May 2014, the FASB issued guidance codified in Accounting Standards Codification (ASC) 606, “Revenue Recognition - Revenue from Contracts with Customers,” which amends the guidance in former ASC 605, “Revenue Recognition,” and becomes effective beginning January 1, 2017. In August 12, 2015, the FASB deferred the effective date to annual reporting periods beginning after December 15, 2017. The standard’s core principle is that a company must recognize revenue when it transfers promised goods or services to customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company is currently evaluating the impact of the provisions of ASC 606.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.	Summary of significant accounting policies (continued)

Recent accounting pronouncements (continued)

In February 2016, new guidance about leases was issued. The new standard (ASC 842) supersede the lease requirements of ASC 840. The objective of the new guidance is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. This standard is effective for annual periods beginning after December 15, 2018, including interim periods. The Company is currently evaluating the impact of the provisions of ASC 842.

No other new accounting pronouncement issued or effective during the period had or is expected to have a material impact on the Company’s consolidated financial statements.

4.	Short-term debt

Short-term debt consists of the following:

	As of
	March 31, 2016	As of
	(Unaudited)	December 31, 2015
Revolving credit facilities (i)	$—	$2,500
	$—	$2,500

(i) Revolving credit facilities

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

On July 30, 2015, ADBV renewed its committed revolving credit facility with Bank of America, N.A. (BOFA), as lender, for up to $50 million maturing on August 3, 2016. As of March 16, 2016 the agreement was amended to change the aggregate commitment amount from $50 million to $25 million. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.75%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

In addition, on August 31, 2015, effective as from October 1, 2015, ADBV entered into a revolving credit facility with JPMorgan Chase Bank, N.A, as lender, for up to $25 million maturing on October 1, 2016. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.25%. Interest on each loan will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The obligations of ADBV under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) permit the consolidated net indebtedness to EBITDA ratio to be greater than 3.5 to 1 on the last day of any fiscal quarter of the borrower. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facilities and/or to declare all sums outstanding under the loan documents immediately due and payable.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.	Short-term debt (continued)

(i) Revolving credit facilities (continued)

As mentioned in Note 5, on March 29, 2016, the Company has entered into a secured loan agreement through its Brazilian subsidiary which is secured by certain credit and debit card receivables derived from certain restaurants operated by the subsidiary. As the assumption of liens mentioned in point (i) above, is restricted under the revolving credit facilities, on March 16, 2016, the lenders waived the Company for any event of default that may occur pursuant these agreements solely in connection with this transaction.

As of March 31, 2016, the ratio mentioned in point (vii) above was 2.68 and thus the Company is currently in compliance with the ratio requirement under both revolving credit facilities.

5.	Long-term debt

Long-term debt consists of the following:

	As of
	March 31, 2016	As of
	(Unaudited)	December 31, 2015
2023 Notes	$466,313	$466,075
2016 Notes	174,394	158,428
Secured loan agreement	164,019	—
Capital lease obligations	5,634	5,599
Other long-term borrowings	23,687	22,465
Total	834,047	652,567
Current portion of long-term debt	176,636	161,240
Long-term debt, excluding current portion	$657,411	$491,327

2023 and 2016 Notes

 The following table presents information related to the 2023 and 2016 Notes:

			Principal as of
	Annual interest rate	Currency	March 31, 2016	December 31, 2015	Maturity
2023 Notes	6.625%	USD	$473,767	$473,767	September 27, 2023
2016 Notes	10.25%	BRL	174,455	158,544	July 13, 2016

	Interest Expense (i)		DFC Amortization (i)		Accretion of Premium and Amortization of Discount (i)
	2016	2015	2016	2015	2016	2015
2023 Notes	$7,847	$7,847	$109	$109	$129	$126
2016 Notes	3,998	5,904	176	193	(104)	(142)

(i) These charges are included within "Net interest expense" in the consolidated statements of income.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

2023 and 2016 Notes (continued)

On September 27, 2013, the Company issued senior notes which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The gross proceeds from the cash issuance of 2023 Notes amounting to $378,409 were partially used to finance the purchase of 2019 Notes and to repay certain of the Company’s short-term debt. The 2019 Notes, were canceled during 2013, when the Company launched a tender and exchange offer pursuant to which it offered to exchange any and all of the outstanding 2019 Notes for 2023 Notes and to purchase any and all of the outstanding 2019 Notes for cash.

The Company recorded the portion of 2023 Notes issued in exchange for cash at the original price of 100.909%. The portion of 2023 Notes issued as consideration for the partial exchange of 2019 Notes was recorded at the carrying value of the 2019 Notes since there were no substantive modifications to the terms of the debts according to ASC 470-50-40. The net discount amounting to $5,420 (comprised of a discount of $8,829 related to the non-cash issuance, partially offset by $3,409 of a premium related to the cash issuance) is being accreted over the term of the 2023 Notes and recognized as a higher interest expense. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs ("DFC") and are being amortized over the life of the notes.

On July 13, 2011, the Company issued Brazilian reais notes due in 2016 (the "2016 Notes"). Periodic payments of principal are not required and interest is paid semi-annually beginning on January 13, 2012. The Company incurred $3,699 of financing costs related to these issuances, which were capitalized as deferred financing costs and are being amortized over the life of the notes.

During November 2015, the Company redeemed 6.97% or Brazilian Reais (BRL) 47,039 of the outstanding principal amount of its 2016 Notes at a redemption price equal to 93.75% (equivalent to $11,710) plus accrued and unpaid interest. Additionally, during the three month period ended March 31, 2016, the Company redeemed 0.17% or BRL 1,180 of the outstanding principal amount at a redemption price equal to 97.75% (equivalent to $288) plus accrued and unpaid interest.

The 2023 and 2016 Notes (the "Notes") are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2023 and 2016 Notes to be due and payable immediately.

On April 8, 2016, the company launched a tender offer to redeem the Notes. Refer to Note 14 for more details.

The Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

Secured loan agreement

On March 29, 2016, the Company’s Brazilian subsidiary signed a $167,262 Secured Loan Agreement (the "Loan") with five off-shore lenders namely: Citibank N.A., Itaú BBA International plc, Santander (Brasil) S.A., Cayman Islands Branch, Bank of America N.A. and JP Morgan Chase Bank, N.A. Each loan under the agreement bears interest at the following annual interest rates:

Lender	Annual Interest Rate
Citibank N.A.	3M LIBOR + 2.439%
Itaú BBA International plc	5.26%
Banco Santander (Brasil) S.A., Cayman Islands Branch	4.7863%
Bank of America N.A	3M LIBOR + 4.00%
JP Morgan Chase Bank, N.A.	3M LIBOR + 3.92%

In order to fully convert each loan of the agreement into BRL, the Brazilian subsidiary entered into five cross-currency interest rate swap agreements with the local subsidiaries of the same lenders. Consequently, the loans were fully converted into BRL amounting to BRL613,850. Refer to Note 6 for more details.

Considering the cross currency interest rate swap agreements, the final interest rate of the Loan is the Interbank Market reference interest rate (known in Brazil as “CDI”) plus 4.50% per year. Interest payments will be made quarterly, beginning June 2016 and principal payments will be made semi-annually, beginning September 2017.

The Loan matures on March 30, 2020 and periodic payments of principal are required: 10% of principal in September 2017, 15% in March and September 2018, and 20% in March and September 2019 and in March 2020. Prepayments are allowed without penalty.

The Loan is fully and unconditionally guaranteed on a senior secured basis by certain subsidiaries and is secured by certain credit and debit card receivables arising from sales in certain Brazilian restaurants operated by the Brazilian subsidiary. The Loan ranks at least pari passu in right of payment with all other unsubordinated and unsecured indebtedness of the borrower and the guarantors.

The Loan proceeds will be used primarily to repay the 2016 Notes which mature on July 13, 2016. The Company previously repurchased BRL48,219 of the outstanding BRL675,000 principal of the 2016 Notes.

The Company incurred $ 3,243 of financing costs related to this issuance, which were capitalized as deferred financing costs.

The Loan agreement includes customary covenants including, among others, restrictions on the ability of the Company and certain subsidiaries to (i) pay dividends; (ii) create liens; (iii) sell certain real estate assets; (iv) enter into sale and lease-back transactions; (v) pay interest or principal on intercompany loans; and (vi) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions.

Under the Loan, the Company must maintain (i) a Consolidated Net Indebtedness to EBITDA ratio (as defined therein) lower than (a) 3.5 to 1 as of the last day of the fiscal quarter ended March 31 and June 30, 2016, (b) 3.25 to 1 as of the last day of the fiscal quarter ended September 30, 2016 and (c) 3.0 to 1 as of the last day of the fiscal quarter ended December 31, 2016 and thereafter; and (ii) an EBITDA to Consolidated Interest Expense ratio (as defined therein) greater than 2.5 to 1 as of the last day of any fiscal quarter. The Brazilian subsidiary must maintain an Adjusted Net Indebtedness to EBITDA ratio lower than 2.0 to 1 as of the last day of any fiscal quarter. The calculation of Adjusted Net Indebtedness of the Brazilian subsidiary shall exclude any intercompany indebtedness.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.	Long-term debt (continued)

Secured loan agreement (continued)

As of March 31, 2016 the Company was in compliance with the ratio requirements; Consolidated Net Indebtedness to EBITDA ratio and EBITDA to consolidated Interest Expense ratio were 2.55 and 3.42, respectively; and, the net indebtedness to EBITDA ratio of the Brazilian subsidiary was 0.05.

The Loan also provides for customary events of default, which, if any of them occurs, would permit or require the principal and interest on all of the outstanding amount to be due and payable immediately.

6.	Derivative instruments

Derivatives not designated as hedging instruments

Total equity return swap

On August 13, 2012, the Company entered into a total equity return swap agreement with Goldman Sachs International (GSI) in order to minimize earning volatility related to ADBV Long-Term Incentive Plan (see Note 7 for more details). Under the agreement, the Company received (paid) the appreciation (depreciation), plus any dividends, on a certain notional number of Class A shares over a reference price of approximately $13.77 per share. The Company in turn paid interests at 3-month LIBOR plus 450 basis points (330 basis points at the inception and 380 between August 2013 and September 2014). The agreement was renewed twice and as from the amendment signed on September 23, 2014, the Company was required to make a collateral deposit which returned to the Company with the maturity of the agreement on September 12, 2015. During the third quarter of 2015, the Company paid $9,681 as settlement of the agreement.

The Company did not designate this swap as a hedge under ASC 815. Therefore, the agreement was carried at fair market value in the consolidated balance sheets with changes reported in earnings, within "General and administrative expenses". The interest portion was recorded within “Net interest expense” in the Company’s consolidated statement of income. See additional disclosures below for further information about this swap agreement.

Derivatives designated as hedging instruments

Forward contracts

The Company has entered into various forward contracts in a few territories in order to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges result in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of March 31, 2016, the Company has forward contracts outstanding with a notional amount of $17,313 that mature during 2016.

The Company made net collections totaling $2,631, and $1,262 during the three-month periods ended March 31, 2016 and 2015, respectively, as a result of the net settlements of these derivatives. See additional disclosures below for further information about these forward contracts.

Cross-currency interest rate swap

On November 7, 2013, the Company entered into a cross-currency interest rate swap agreement with JPMorgan Chase Bank, N.A., to hedge all the variability in a portion (53.08%) of the principal and interest collections of its BRL intercompany loan receivable with ADBV which was amended on November 13, 2015. All the terms of the swap agreement match the terms of the BRL intercompany loan receivable. Pursuant to this agreement, the Company receives interests at a fixed rate of 4.38% over a notional amount of 28.3 million (47.3 million at the inception) of US dollars and pays interest at a fixed rate of 13% over a notional amount of R$108 million on March 31 and September 30 of each year.  This agreement matures on September 29, 2023 with exchange of principal.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Cross-currency interest rate swap (continued)

As from the amendment, the Company is required to make a collateral deposit equal to the excess of mark-to-market above a threshold of $5,000, with $250 as incremental basis.

As a result of the amendment, the Company collected $19,817 and recorded a loss of $2,650 within “Loss from derivative instruments” in the income statement. Furthermore, according to ASC 815-30-40, the amount deferred in accumulated other comprehensive income until the date of the amendment that equals to $6,666, will be amortize to earnings as the originally hedged cash flows affected earnings.

On March 29, 2016, the Company entered into five cross-currency interest rate swap agreements in order to fully hedge the principal and interest cash flows of the Secured Loan Agreement described in Note 5, into BRL. The agreements were signed with the Brazilian subsidiaries of the banks participating in the secured loan. All the terms of the cross-currency interest rate swap agreements match the terms of the secured loan agreement. Pursuant to these agreements, the Company receives interest in US dollar at an interest rate equal to the one it has to pay to the off-shore lenders over a notional amount of $167,3 million and pays interest in BRL at CDI plus 4.50% per year, over a notional amount of BRL 613,9 million quarterly, beginning June 2016.

The Company paid $1,331 and $1,177 of net interest during fiscal years 2016 and 2015, respectively

See additional disclosures below for further information about this swap agreements.

Additional disclosures

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of March 31, 2016 and December 31, 2015:

	Asset (Liability) Derivatives
		Fair Value
		As of
Type of Derivative	Balance Sheets Location	March 31, 2016	As of
		(Unaudited)	December 31, 2015
Derivatives designated as hedging instruments under ASC 815 Derivatives and Hedging
Forward contracts	Other receivables	$39	$454
	Accrued payroll and other liabilities	(569)	—
Cross-currency interest rate swaps (i)	Derivative instruments	(13,327)	4,615
Total derivative instruments		$(13,857)	$5,069

(i)	At March 31, 2016, disclosed in the consolidated balance sheet as follows: $5,283 as a non-current assets and $18,610 as a current liability. At December 31, 2015, disclosed in the consolidated balance sheet as follows: $6,741 as a non-current asset and $2,126 as a current liability.

The following tables present the pretax amounts affecting income and other comprehensive income for the three-month periods ended March 31, 2016 and 2015 for each type of derivative relationship:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.	Derivative instruments (continued)

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)		(Gain) Loss Reclassified from Accumulated OCI into Income (Effective Portion) (i)		Gain (Loss) Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion)
	2016	2015	2016	2015	2016	2015
Forward contracts	$1,647	$961	$(2,631)	$(1,262)	$—	$—
Cross-currency interest rate swaps	(19,273)	10,045	(553)	(6,488)	—	—
Total	$(17,626)	$11,006	$(3,184)	$(7,750)	$—	$—

(i)	The gain recognized in income related to forward contracts was recorded as an adjustment to food and paper. The net gain (loss) recognized in income related to the cross-currency interest rate swaps is presented in the consolidated income statement as follows: a gain of $1,373 and $6,853 for the three-month periods ended March 31, 2016 and 2015, respectively, as an adjustment to foreign currency exchange results and a loss of $820 and $365 for the three-month periods ended March 31, 2016 and 2015, respectively, as an adjustment to net interest expense.

Derivatives Not Designated as Hedging Instruments	Location of Loss Recognized in Income	Loss Recognized in Income on Derivative instruments
		2016	2015
Total equity return swap	General and administrative expenses	$—	$(491)
	Net interest expense	—	(167)
Others	Loss from derivative instruments	7	(73)
Total		$7	$(731)

7.	Share-based compensation

ADBV Long-Term Incentive Plan

During 2008, the Company implemented a long-term incentive plan to reward employees for increases in the fair value of the Company’s stock subsequent to the date of grant. In accordance with this plan, from 2008 to 2010 the Company granted units (called “CADs”) to certain employees, pursuant to which the employees are entitled to receive, when vested, a cash payment equal to the appreciation in fair value over the base value. Once the award becomes exercisable, it could be exercised until the date of the termination which occurred three years after the fifth anniversary of the grant date. Exercisable outstanding awards at the date of termination are automatically settled by the Company. During March 2015, the total amount of awards was vested.

The accrued liability is remeasured at the end of each reporting period until settlement. As of March 31, 2016, it amounts to $330 and is disclosed within "Accrued payroll and other liabilities" in the Company’s consolidated balance sheet. As of March 31, 2016, the exercisable units were 664,775.

Compensation expense is included within “General and administrative expenses” in the consolidated statement of income. As discussed in Note 6, from August 2012 to September 2015, the Company entered into a total equity return swap agreement to minimize earnings volatility related to these awards. The adjustments to the value of the swap tended to minimize the adjustments to the carrying value of ADBV Long-Term Incentive Plan liability derived from changes in the Company’s stock price, which were also recorded on “General and administrative expenses”. As a result, there was a reduction of the impact on the Company’s consolidated statement of income as from the effective date of the agreement.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This plan replaces ADBV Long-Term Incentive Plan discussed above, although the awards that have already been granted will remain outstanding until their respective termination dates. Like ADBV Long-Term Incentive Plan, the 2011 Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering. Both types of special awards vest as follows: 1/3 on each of the second, third and fourth anniversaries of the grant date. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2015 (for fiscal year 2015 only restricted share units). Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant.

The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the grant date. The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $875 and $1,007 during the three-month periods ended March 31, 2016 and 2015, respectively, of which $nil and $215 relates to the special awards granted in connection with the initial public offering. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

Stock Options

The following table summarizes the activity of stock options during the three-month period ended March 31, 2016:

	Units	Weighted-average strike price	Weighted-average grant-date fair value
Outstanding at December 31, 2015	2,025,894	21.03	5.87
Forfeitures	(3,736)	14.32	4.56
Expired (i)	(3,630)	14.33	4.77
Outstanding at March 31, 2016	2,018,528	21.08	5.88
Exercisable at March 31, 2016	1,329,111	19.34	5.35

(i) As of March 31, 2016, Additional paid-in capital included $17 related to expired stock options.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.	Share-based compensation (continued)

Stock Options (continued)

The following table provides a summary of outstanding stock options at March 31, 2016:

	Vested (i)	Non-vested (ii)	Total
Number of units outstanding	1,329,111	689,417	2,018,528
Weighted-average grant-date fair market value per unit	5.35	3.87	5.88
Total grant-date fair value	7,105	2,670	9,775
Weighted-average accumulated percentage of service	100	82.9	96.1
Stock-based compensation recognized in Additional paid-in capital	7,105	2,212	9,317
Compensation expense not yet recognized (iii)	-	458	458

(i)	Related to exercisable awards.

(ii)	Related to awards that will vest between fiscal years 2016 and 2019.

(iii)	Expected to be recognized in a weighted-average period of 2.2 years.

Restricted Share Units

The following table summarizes the activity of restricted share units during the three-month period ended March 31, 2016:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2015	1,230,210	7.96
Forfeitures	(15,289)	8.65
Outstanding at March 31, 2016	1,214,921	7.95
Exercisable at March 31, 2016	-	-

The following table provides a summary of outstanding restricted share units at March 31, 2016:

Number of units outstanding (i)	1,214,921
Weighted-average grant-date fair market value per unit	7.95
Total grant-date fair value	9,663
Weighted-average accumulated percentage of service	52.7%
Stock-based compensation recognized in Additional paid-in capital	5,097
Compensation expense not yet recognized (ii)	4,566

(i)	Related to awards that will vest between fiscal years 2016 and 2020.

(ii)	Expected to be recognized in a weighted-average period of 3.8 years.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, substantially consistent with market;

(ii)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened;

(iii)	to commit to funding a specified Strategic Marketing Plan;

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

On August 10, 2015, the Company reached an agreement with McDonald’s Corporation to amend the opening plan mentioned in point (ii) above, from 250 to 150 new restaurant openings for the three-year period commenced on January 1, 2014, mainly in order to adjust this plan to the current economic realities of the region. Under this agreement, the Company is also committed to execute at least 140 reimages over the three-year period and to maintain the three-year reinvestment plan of at least $180 million.

The Company was not in compliance with the leverage ratio mentioned in point (v) above for the three-month period ended as of March 31, 2016. The ratios were as follows:

Leverage Ratio	4.80

Fixed Charge Coverage Ratio	1.67

On March 17, 2016, McDonald’s Corporation granted the Company a limited waiver through and including March 31, 2016, during which time, the Company is not required to comply with the financial ratios set forth in the MFA. After March 31, 2016, if the Company remains non-compliant with the financial requirements and is unable to obtain an extension of the waiver or to comply with the original commitments under the MFA, it could be in material breach. A breach of the MFA would give McDonald’s Corporation certain rights, including the ability to acquire all or portions of the business. Notwithstanding the foregoing, the Company does not expect any material adverse effect to its business, results of operations, financial condition or cash flows as a result of this situation.

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At March 31, 2016 the Company maintains a provision for contingencies, net of judicial deposits, amounting to $22,741 ($20,578 at December 31, 2015).As of March 31, 2016 and December 31, 2015, the net amount of $22,741 and $20,578 is disclosed as follows: $530 and $512 as a current liability and $22,211 and $20,066 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.	Commitments and contingencies (continued)

Provision for contingencies (continued)

	As of
	March 31, 2016	As of
	(Unaudited)	December 31, 2015
Tax contingencies in Brazil	$6,687	$5,118
Labor contingencies in Brazil	7,967	7,013
Others	14,495	13,947
Subtotal	29,149	26,078
Judicial deposits	(6,408)	(5,500)
Provision for contingencies	$22,741	$20,578

As of March 31, 2016, there are certain matters related to the interpretation of tax and labor laws for which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $58 million and $80 million.

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”). The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. The Company believes that a final negative resolution has a low probability of occurrence.

During 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. Although this case is in its early stages, the Company believes that a final negative resolution has a low probability of occurrence, since its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. Although certain negative resolution occurred in that lawsuit at the preliminary and first instance stage, no provision has been recorded because the Company believes that a final negative resolution has a low probability of occurrence.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

At March 31, 2016, the non-current portion of the provision for contingencies includes $3,861 ($3,452 at December 31, 2015) related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.	Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those used in the preparation of the consolidated financial statements.

As from January 1, 2016, the Company made changes in the allocation of certain expenses previously included in the corporate segment to the operating divisions in order to align the financial statement presentation with the revised allocation used by the Company’s management as from that date. In accordance with ASC 280, Segment Reporting, the Company has restated its comparative segment information based on the new allocation of expenses.

The following table presents information about profit or loss and assets for each reportable segment:

	For the three-month periods ended
	March 31,
	2016	2015
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$288,592	$365,930
Caribbean division	97,589	100,582
NOLAD	85,289	86,543
SLAD	187,044	222,003
Total revenues	$658,514	$775,058

Adjusted EBITDA:
Brazil	$35,292	$35,240
Caribbean division	2,461	(2,733)
NOLAD	7,642	5,306
SLAD	16,489	23,369
Total reportable segments	61,884	61,182
Corporate and others (i)	(13,677)	(19,329)
Total adjusted EBITDA	$48,207	$41,853

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicate

9.	Segment and geographic information (continued)

	For the three-month periods ended
	March 31,
	2016	2015
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$48,207	$41,853

Plus (Less) items excluded from computation that affect operating income:
Depreciation and amortization	(25,187)	(27,696)
Gains from sale or insurance recovery of property and equipment	332	157
Write-offs of property and equipment	(1,094)	(777)
Stock-based compensation related to the special awards in connection with the initial public offering under the 2011 Plan	—	(215)
Impairment of long-lived assets	—	(7,804)
ADBV Long-Term Incentive Plan incremental compensation from modification	(83)	(133)
Operating income	22,175	5,385

Less:
Net interest expense	(14,259)	(16,324)
Gain (loss) from derivative instruments	7	(73)
Foreign currency exchange results	16,719	(23,698)
Other non-operating expenses, net	(174)	(46)
Income tax (expense) benefit	(8,342)	6,587
Net income attributable to non-controlling interests	(62)	(64)
Net income (loss) attributable to Arcos Dorados Holdings Inc.	$16,064	$(28,233)

	For the three-month periods ended
	March 31,
	2016	2015
	(Unaudited)	(Unaudited)
Depreciation and amortization:
Brazil	$9,865	$13,233
Caribbean division	9,485	6,959
NOLAD	5,714	6,564
SLAD	3,595	4,897
Total reportable segments	28,659	31,653
Corporate and others (i)	1,297	2,233
Purchase price allocation (ii)	(4,769)	(6,190)
Total depreciation and amortization	$25,187	$27,696

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicate

9.	Segment and geographic information (continued)

	For the three-month periods ended
	March 31,
	2016	2015
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$3,423	$3,928
Caribbean division	1,532	1,336
NOLAD	438	1,615
SLAD	3,767	4,829
Total reportable segments	9,160	11,708
Corporate and others (i)	63	250
Total property and equipment expenditures	$9,223	$11,958

	As of
	March 31,
	2016	December 31,
	(Unaudited)	2015
Total assets:
Brazil	$846,206	$612,074
Caribbean division	370,406	382,022
NOLAD	300,060	308,632
SLAD	226,601	242,081
Total reportable segments	1,743,273	1,544,809
Corporate and others (i)	32,906	36,946
Purchase price allocation (ii)	(180,313)	(178,553)
Total assets	$1,595,866	$1,403,202

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of March 31, 2016 corporate assets primarily include corporate cash and cash equivalents, a collateral deposit and corporate deferred income taxes. As of December 31, 2015 corporate assets also included derivative instruments.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $846,542 and $833,357 at March 31, 2016 and December 31, 2015, respectively. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicate

10.	Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 class A shares and 80,000,000 class B shares of no par value each.

Issued and outstanding capital

At December 31, 2015, the Company had 210,538,896 shares issued and outstanding with no par value, consisting of 130,538,896 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due.

During fiscal year 2015 and for the three month period ended March 31,2016 , the Company did not declare a dividend distribution to its shareholders, with respect to its results of operations for fiscal year 2014 and 2015 respectively. During fiscal years 2014 the Company declared dividend distributions totaling $50,036. The last installment of that distribution was paid during the three month period ended March 31, 2015 amounting to $12,509.

Accumulated Other Comprehensive Losses

The following table sets forth information with respect to the components of “Accumulated other comprehensive losses” as of March 31, 2016 and their related activity during the three-month period then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Defined benefit pension plan (i)	Total Accumulated other comprehensive income (loss)
Balances at December 31, 2015	$(431,190)	$7,876	$(949)	$(424,263)
Other comprehensive gain (loss) before reclassifications (Unaudited)	13,436	(17,626)	—	(4,190)
Net (loss) gain reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	(3,184)	112	(3,072)
Net current-period other comprehensive income (loss) (Unaudited)	13,436	(20,810)	112	(7,262)
Balances at March 31, 2016 (Unaudited)	$(417,754)	$(12,934)	$(837)	$(431,525)

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.	Shareholders’ equity (continued)

Accumulated Other Comprehensive Losses (continued)

The following table sets forth information with respect to the components of “Accumulated other comprehensive losses” as of March 31, 2015 and their related activity during the three-month period then ended:

	Foreign currency translation	Unrealized results on cash flow hedges	Defined benefit pension plan (i)	Total Accumulated other comprehensive income (loss)
Balances at December 31, 2014	$(302,889)	$1,598	$(1,176)	$(302,467)
Other comprehensive (loss) gain before reclassifications (Unaudited)	(49,311)	11,006	—	(38,305)
Net (gain) loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	(7,750)	110	(7,640)
Net current-period other comprehensive (loss) income (Unaudited)	(49,311)	3,256	110	(45,945)
Balances at March 31, 2015 (Unaudited)	$(352,200)	$4,854	$(1,066)	$(348,412)

(i) Related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. Annually, the Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

11.	Earnings (loss) per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC Topic 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.	Earnings (loss) per share (continued)

The following table sets forth the computation of basic and diluted net income loss per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the three-month periods ended
	March 31,
	2016	2015
	(Unaudited)	(Unaudited)
Net income (loss )attributable to Arcos Dorados Holdings Inc. available to common shareholders	$16,064	$(28,233)
Weighted-average number of common shares outstanding - Basic	210,538,896	210,216,043
Incremental shares from assumed exercise of stock options (a)	—	—
Incremental shares from vesting of restricted stock units	31,590	148,486
Weighted-average number of common shares outstanding - Diluted	210,570,486	210,364,529

Basic net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.08	$(0.13)
Diluted net income (loss) per common share attributable to Arcos Dorados Holdings Inc.	$0.08	$(0.13)

(a) Options to purchase shares of common stock were outstanding during the three-month periods ended March 31, 2016 and 2015. See Note 7 for details. These options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

12.	Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Mexico, Venezuela, Uruguay and Peru (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates. On November 9, 2011 the Company entered into a revolving loan agreement as a creditor with Axionlog Distribution B.V., a holding company of the Axionlog Business, for a total amount of $12 million at an interest rate of LIBOR plus 6%, in line interest rates prevailing in the market at the time of the agreement, the loan will mature on November 7, 2016. As of March 31, 2016 and December 31, 2015, Axionlog Distribution B.V. had borrowed $1,798 from the Company in connection with this revolving loan agreement. The related receivable is included within “Accounts and notes receivable, net” in the Company’s consolidated balance sheets.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of March 31, 2016 and December 31, 2015:

	As of
	March 31,
	2016	December 31,
	(Unaudited)	2015
Accounts and notes receivable, net	$1,886	$1,854
Other receivables	2,356	2,266
Prepaid expenses and other current assets	1,872	—
Miscellaneous	1,775	1,729
Accounts payable	5,506	5,110

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.	Related party transactions (continued)

The following table summarizes the transactions between the Company and the Axionlog Business for the three-month periods ended March 31, 2016 and 2015:

	For the three-month periods ended
	March 31,
	2016	2015
	(Unaudited)	(Unaudited)
Food and paper (i)	$(37,381)	$(39,991)
Occupancy and other operating expenses	(866)	(742)
Net interest income	31	199

(i)	Includes $9,191 of distribution fees and $28,189 of suppliers purchases managed through the Axionlog Business for the three-month period ended March 31, 2016; and, $9,769 and $30,222, respectively, for the three-month period ended March 31, 2015.

As of March 31, 2016 the Company had other receivables and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $29 and $643, respectively.

13.	Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VEF) held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance and the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to a registration and approval process by the relevant Venezuelan authorities. Since these restrictions are in place, the Company has not been able to access the official exchange rate to pay dividends and has been limited in its ability to pay royalties at the official exchange rate.

Revenues and operating loss of the Venezuelan operations were $15,234 and $(4,815), respectively, for the three-month period ended March 31, 2016; and $13,602 and $(15,089), respectively, for the three-month period ended March 31, 2015.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.	Venezuelan operations (continued)

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations. As a consequence, the Company reassessed the exchange rate used for remeasurement purposes as follows:

			Effects of exchange rate change
Period	Exchange rate System applied	Exchange rate at System date change (VEF per US dollar)	Write down of inventories (i)	Impairment of long-lived assets (i)	Foreign currency exchange loss (ii)
From January 1, 2013 to February 7, 2013	SITME	5.30	—	—	—
From February 8, 2013 to February 28, 2014	Official exchange rate	6.30	—	—	15,379
From March 1, 2014 to May 31, 2014	SICAD	11.80	7,611	—	19,697
From June 1, 2014 to February 28, 2015	SICAD II	49.98	9,937	45,186	38,963
From March 1, 2015 to March 9, 2016	SIMADI	177.00	3,250	7,804	8,046
From March 10, 2016 up to date	DICOM	215.34	401	—	117

(i)	Presented within Other operating income (expenses), net

(ii)	Presented within Foreign currency exchange results

Effective from March 10, 2016, a new Exchange Agreement was issued that set forth the new rules that govern foreign exchange transactions carried out by public and private entities and individuals in Venezuela. Hereafter, the SICAD and SIMADI systems were eliminated and a dual exchange system was created: (i) the protected rate called DIPRO, with an initial exchange rate of 10 VEF per US dollar, and (ii) the supplementary floating market rate called DICOM, with an initial exchange rate of 215.34 VEF per US dollar. As a result of the announcement, the Company reassessed the exchange rate used for remeasurement purposes with no material impacts within “other operating income (expense), net” or “Foreign exchange results”.

As of March 31, 2016, the DIPRO exchange rate settled at 10 VEF per US dollar and DICOM exchange rate settled at 272.91 VEF per US dollar.

As of March 31, 2016, the Company’s local currency denominated net monetary position, which would be subject to remeasurement in the event of further changes in the DICOM rate was $2.3 million (including $2.6 million of cash and cash equivalents). Venezuela’s non-monetary assets were $53.1 million at March 31, 2016 and included approximately $42.9 million of fixed assets and advances to suppliers.

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. As of March 31, 2016, the Company’s pricing plan was not affected by these regulations.

The Company’s Venezuelan operations, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the three-month periods ended March 31, 2016 and 2015 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.	Subsequent events

On April 8, 2016, the Company launched a cash tender offer for any and all of its outstanding 2016 Notes (the "Notes"). The offer is scheduled to expire on May 5, 2016. Prior to April 21, 2016, 67.29% of the Holders of the outstanding Notes tendered their Notes. These Holders received a purchase price of BRL1,000 per BRL1,000 principal amount of Notes, which included an early tender payment of BRL30 per BRL1,000 principal amount of Notes. On April 26, 2016 the Company paid $118,797 (equal to BRL 421,765 considering a settlement rate of 3.5503 BRL per US Dollar) related to the early tender offer, excluding accrued and unpaid interest. Holders who tender their Notes after April 21, 2016 and prior to the expiration date of the tender offer, will be entitled to receive the purchase price of BRL1,000 per BRL1,000 principal amount of Notes minus the early tender payment of BRL30 per BRL1,000 principal amount of Notes.